SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

VALLEY RIDGE FINANCIAL CORP.
(Name of the Issuer)

VALLEY RIDGE FINANCIAL CORP.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

920063104
(Cusip Number of Class of Securities)

Richard L. Edgar President and Chief Executive Officer 450 West Muskegon Avenue Kent City, MI 49330 (616) 678-5911	Copy to: Gordon R. Lewis Warner Norcross & Judd LLP 111 Lyon Street, NW, Suite 900 Grand Rapids, MI 49503-2487 (616) 752-2000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
A.          [X]          The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Exchange Act").
B.          [   ]          The filing of a registration statement under the Securities Act of 1933.
C.          [   ]          A tender offer.
D.          [   ]          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,660,000 (1)	$134.29

(1)

The transaction valuation was determined by multiplying $35.00 per share, the proposed per share cash purchase price for shares that will be eliminated by the reverse stock split, by 47,429 shares that the issuer estimates will be eliminated by the reverse stock split.

☐

Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________	Filing Party: ____________________
Form or Registration No.: ____________________	Date Filed: _____________________

Rule 13E-3 Transaction Statement

          This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Valley Ridge Financial Corp. (the "Corporation") in connection with a proposed 1-for-500 reverse stock split. If the reverse stock split is completed, the Corporation will have fewer than 300 shareholders of its Common Stock.

          Filed herewith as Exhibits 99.1 and 99.2, respectively, are a Notice of Special Meeting of Shareholders and Proxy Statement (the "Proxy Statement") and a Proxy Card that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Corporation's shareholders in connection with a Special Meeting of Shareholders to be held on November 26, 2003, for the purpose of voting on a proposed amendment to the Corporation's restated articles of incorporation that will effect the reverse stock split.

          The Corporation has no securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), and consequently is not subject to Regulation 14A or 14C of the Exchange Act, which respectively regulate the solicitation of proxies and distribution of information statements to securities holders of a class of securities registered pursuant to Section 12. The Corporation has not elected, pursuant to Rule 13e-3(c)(2) under the Exchange Act, to use the timing procedures for conducting a solicitation subject to Regulation 14A or a distribution subject to Regulation 14C.

          In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including any appendices thereto) is hereby incorporation herein by reference in response to Items 1-14 of Schedule 13E-3, in the manner and to the extent specified below.

Item 1.	Summary Term Sheet.

          Reference is made to "Summary Term Sheet" in the Proxy Statement, which section is hereby incorporated by reference.

Item 2.	Subject Company Information.

          Reference is made to "Notice of Special Meeting of Shareholders" and "Additional Information -- Information Concerning the Corporation's Common Stock" in the Proxy Statement, which Notice and Proxy Statement sections are hereby incorporated by reference.

Item 3.	Identity and Background of Filing Person.

          Reference is made to the "Notice of Special Meeting of Shareholders" and Additional Information--Executive Officers and Directors of the Corporation" in the Proxy Statement, which Notice and Proxy Statement sections are hereby incorporated by reference.

Item 4.	Terms of the Transaction.

          Reference is made to "Special Factors--Reasons for the Reverse Stock Split" and "--Effects of the Reverse Stock Split," "Terms of the Reverse Stock Split," and "Dissenters' Rights" in the Proxy Statement, which sections are hereby incorporated by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

          Reference is made to "Additional Information--Past Contracts, Transactions, Negotiations and Agreements" in the Proxy Statement, which section is hereby incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

          Reference is made to "Additional Information--Use of Securities Acquired and Plans or Proposals" in the Proxy Statement, which section is hereby incorporated by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

          Reference is made to "Special Factors--Reasons for the Reverse Stock Split," "--Effects of Reverse Stock Split," "--Fairness of the Going Private Transaction" and "--Background of the Transaction" in the Proxy Statement, which sections are hereby incorporated by reference.

Item 8.	Fairness of the Transaction.

          Reference is made to "Special Factors--Background of the Transaction," "--Fairness of the Going Private Transaction" and "--Opinion of Financial Advisor" in the Proxy Statement, which sections are hereby incorporated by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

          Reference is made to "Special Factors--Opinion of Financial Advisor" in the Proxy Statement, which section is hereby incorporated by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

          Reference is made to "Additional Information--Source and Amounts of Funds or Other Consideration" in the Proxy Statement, which section is hereby incorporated by reference.

Item 11.	Interest in Securities of the Subject Company.

          Reference is made to "Additional Information--Interest in Securities of the Corporation" in the Proxy Statement, which section is hereby incorporated by reference.

Item 12.	The Solicitation or Recommendation.

          Reference is made to "Additional Information--The Solicitation or Recommendation" in the Proxy Statement, which section is hereby incorporated by reference.

Item 13.	Financial Statements.

          Reference is made to the Financial Statements sections immediately following "Additional Information" in the Proxy Statement, which sections are hereby incorporated by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

          Reference is made to "Additional Information--Persons/Assets, Retained, Employed, Compensated or Used" in the Proxy Statement, which section is hereby incorporated by reference.

Item 15.	Additional Information.

          None.

Item 16.	Exhibits.

99.1	Notice of Special Meeting of Shareholders and Proxy Statement of Valley Ridge Financial Corp. for November 26, 2003 Special Meeting of Shareholders.

99.2	Proxy Card for November 26, 2003 Special Meeting of Shareholders.

99.3	Valuation Opinion and Report of Financial Consultant.

99.4	Fairness Opinion of Financial Consultant.

99.5	Description of Dissenters' Rights and Procedures for Exercise (included in the Proxy Statement filed as Exhibit 99.1 hereto, and hereby incorporated by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. McHugh
Michael E. McHugh Chief Financial Officer, Secretary and Treasurer October 23, 2003